FORM N-8A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

     Name:             NEXBANK SERIES

      ddress of Principal Business Office (No. & Street, City, State Zip Code):

                        13455 Noel Road, Suite 1710
                        Dallas, Texas  75240

     Telephone Number (including area code):  (972) 308-6700

     Name and address of agent for service of process:

                        Nicholas R. Stone
                        13455 Noel Road, Suite 1710
                        Dallas, Texas  75240

     Check appropriate box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

                         YES [ ]                        NO [X]

                                OTHER INFORMATION

     Item 1.   Exact Name of Registrant

               NexBank Series

     Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

               State of New York

     Item 3.   Form of organization of registrant.

               Trust

     Item 4.   Classification of registrant

               Unit Investment Trust

     Item 5. If registrant is a management company: (a) state whether registrant is a "closed-end" company or an "open-end" company; (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

               Not Applicable

     Item 6.   Name and address of each investment adviser of registrant.

               None

     Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

               Not Applicable

     Item 8. If registrant is an unincorporated investment company not having a board of directors:

        (a)    state the name and address of each sponsor of registrant;

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

               NexBank Securities, Inc.
               13455 Noel Road, Suite 1710
               Dallas, Texas  75240

        (b) state the name and address of each officer and director of each sponsor of registrant;

               Directors:
               David Deadman
               Ottavio Michael Rossi, Jr.

               Officers:
               John Yang - President
               Nicholas Stone - Senior VP and COO
               Chris Pittman - Assistant Secretary

               Each director and officer may be reached at the following address:

               NexBank Securities, Inc.
               13455 Noel Road, Suite 1710
               Dallas, Texas  75240

        (c) state the name and address of each trustee and each custodian of registrant.

               Bank of New York
               101 Barclay Street, 20th Floor
               New York, New York  10286

      Item 9.

        (a) State whether registrant is currently issuing and offering its securities directly to the public.

               No

        (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

               Not Applicable

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

        (c) If the answer to Item 9(a) is "no" and the answer to item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities.

               Yes

        (d) State whether registrant has any securities currently issued and outstanding.

               No

        (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

               Not Applicable

      Item 10. State the current value of registrant's total assets.

               Not Applicable

      Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

               No

      Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its secuirtyholders, if any.

               Not Applicable


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


     Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Dallas and State of Texas on the ___ day of ___________, 2006.


                                         NexBank Series


                                         By: /s/ John Yang
                                            ---------------------------------
                                             Name:  John Yang
                                             Title:  President


ATTEST:


By: /s/ Christopher Pittman
    -----------------------------
    Name:  Christopher Pittman
    Title:  Assistant Secretary


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